EXHIBIT 99.1

Elbit Vision Systems Announces H1 2012 Results "In Excess of Company Expectations"

  33. 3% INCREASE IN REVENUES
  16.7% INCREASE IN GROSS PROFIT
  REVENUES OF $3.6 MILLION
  OPERATING PROFIT OF $0.74 MILLION
  REVENUES OF $1.95 MILLION IN Q2 - RECORD HIGH SINCE COMPANY REORGANISATION

CAESAREA, Israel, July 30, 2012 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the six month period ending June 30, 2012, which were, "in excess of the Company's internal expectations," it said.

First Half Results:

Revenues for the first six months of 2012 were approximately $3.6 million, representing an increase of 33.3% compared to $2.7 million for the same period in 2011.

Gross profit on a GAAP basis was approximately $2.1 million, representing 59.2% of revenues, compared to $1.8 million for the same period in 2011.

Operating profit on a GAAP basis was approximately $0.74 million compared with an operating profit of approximately $0.61 million for the same period in 2011.

Net profit on a GAAP basis for the first six months of 2012 was approximately $0.75 million, compared to approximately $0.53 million for the same period in 2011.

Sam Cohen, CEO of EVS commented, "Our achievements in the first half of this year, serve as further justification of  the vision and direction of EVS since the reorganization two years ago.  We are continuing to expand our operations in Asia which have contributed almost 50% of our revenues in 2012, and our targeted marketing campaigns have allowed us to penetrate new territories like Sri Lanka and Thailand. All this has been achieved  while maintaining growth within our core competencies in Europe and the Americas.

"Additionally, we are excited about our future evolution given some very encouraging  recent advances by our R&D team.  Over the next few months, we plan to introduce a revolutionary new inspection tool that we expect will bring EVS into new global markets," concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2012
IN U.S. DOLLARS

	Jun-30		Dec-31
	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	430	677	730
Restricted deposit (short term)	48	32	90
Accounts receivable:
Trade	1,454	634	793
Other	149	86	121
Inventories	596	420	476
Total current assets	2,677	1,849	2,210

LONG-TERM RECEIVABLES:

Severance pay fund	227	173	221
Other long-term receivables and investment	217	219	225
Total long-term receivables	444	392	446

PROPERTY AND
EQUIPMENT (net of
accumulated depreciation and
Amortization)	50	52	50

OTHER ASSETS
Goodwill	242	242	242

Total assets	3,413	2,535	2,948

	Jun-30		Dec-31
	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' deficiency

CURRENT LIABILITIES:
Credit from banks	251	190	190
Current Maturities of Loan from Shareholder and Other	457	296	361
Accounts payable and accruals:
Trade	671	526	437
Deferred revenues	105	277	498
Other	429	464	411
Total current liabilities	1,913	1,753	1,897

LONG-TERM LIABILITIES:
Long Terms Loans From Banks (Net of current maturities)	837	1,116	1,024
Loans and other liabilities (net of current maturities)	425	556	509
Loan from shareholder (net of current maturities)	100	123	100
Other Long Terms liabilities	815	1,017	862
Accrued severance pay	246	230	241
Total long-term liabilities	2,423	3,042	2,736
Total liabilities	4,336	4,795	4,633

SHAREHOLDERS' DEFICIENCY	(923)	(2,260)	(1,685)

Total liabilities and shareholders' equity	3,413	2,535	2,948

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2012
IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2012	2011	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)

REVENUES	3,582	2,677	1,968	1,423	5,645

COST OF REVENUES	1,461	899	771	498	2,020
GROSS PROFIT	2,121	1,778	1,197	925	3,625

RESEARCH AND DEVELOPMENT
EXPENSES - net	354	314	179	160	643
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	689	524	340	248	1,244
General and administrative	337	332	201	170	656

OPERATING PROFIT	741	608	477	347	1,082

FINANCIAL INCOME (EXPENSES) - net	10	(74)	40	(45)	31
OTHER INCOME (EXPENSES) - net	2	(2)	2	--	(24)
PROFIT BEFORE TAXES ON INCOME	753	532	519	302	1,089

TAXES ON INCOME	--	--	--	--	--
NET PROFIT FOR THE PERIOD	753	532	519	302	1,089

PROFIT PER SHARE BASIC	0.011	0.008	0.007	0.004	0.016
PROFIT PER SHARE DILUTED	0.011	0.008	0.007	0.004	0.015
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF PROFIT PER
SHARE:
BASIC (IN THOUSANDS)	69,653	69,653	69,653	69,653	69,653
DILUTED (IN THOUSANDS)	70,761	70,561	70,936	69,653	71,309
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il